Filed Pursuant to Rule 424(b)(3)

File Number 333-129234

PROSPECTUS SUPPLEMENT

Prospectus Supplement dated January 9, 2007

to Registration Statement on Form S-3 filed October 25, 2005

(Registration No. 333-129234)

ENERGY CONVERSION DEVICES, INC.

This prospectus supplement supplements our prospectus dated October 25, 2005. The prospectus relates to the offer and sale by the selling stockholders identified in the prospectus of up to 1,719,801 shares of our common stock. The selling stockholders are offering all of the shares to be sold, but they are not required to sell any of these shares. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “ENER.”

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Neither the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is January 9, 2007.

EXPLANATORY NOTE

The information below amends and supplements the information set forth under the caption “Selling Stockholders” in the prospectus for the following purpose: to replace Ritchie Long/Short Trading Ltd. with CCM Master Qualified Fund, Ltd. as a “Selling Stockholder” in the prospectus. In accordance with applicable regulations, the prospectus also updates information regarding the other Selling Stockholders, who have not changed. The information below supersedes in its entirety the information contained in the prospectus under the caption “Selling Stockholders.”

SELLING STOCKHOLDERS

The following table provides information, provided to us by the selling stockholders, regarding the beneficial ownership of shares of common stock by the selling stockholders both before the offering and as adjusted to reflect the sale of all of the shares offered under this prospectus. The selling stockholders may offer the shares for sale from time to time in whole or in part. Except where otherwise noted, the selling stockholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them. Except as otherwise noted, the address of each of the selling stockholders is c/o Energy Conversion Devices, Inc., 2956 Waterview Drive, Rochester Hills, Michigan 48309.

	Beneficial Ownership Before Offering					Beneficial Ownership After Offering(1)
Security Holders	Number of Shares		Percent	Number of Shares Being Registered (2)		Number of Shares	Percent

Robert C. Stempel	921,404	(3)	2.31%	624,000	(4)	297,404	0.75%
Stanford R. Ovshinsky	664,954	(5)	1.66%	503,447	(6)	161,507	0.40%
Iris M. Ovshinsky(7)	228,575	(8)	0.58%	192,354	(9)	36,221	0.09%
CCM Master Qualified Fund, Ltd.	3,349,967	(10)	8.40%	400,000	(10)	2,949,967	7.00%
c/o Morgan Stanley Fund Services (Cayman) Ltd. Century Yard, 4th Floor Cricket Square, Hutchins Drive PO Box 2681GT Grand Cayman, Cayman Islands British West Indies

(1)	Assumes all of the shares offered under this prospectus will be sold by the selling stockholders.
(2)	Represents the maximum number of shares that may be sold by the selling stockholders.

(3)

Consists of 132,404 outstanding shares of common stock beneficially owned by Mr. Stempel, 384,000 shares of common stock issued to Mr. Stempel pursuant to a Restricted Stock Agreement dated as of January 15, 1999 between us and Mr. Stempel, 240,000 shares of common stock issuable to Mr. Stempel under the Stock Option Agreement dated as of January 15, 1999 between us and Mr. Stempel, and 165,000 shares of common stock issuable upon the exercise of stock options granted to Mr. Stempel pursuant to our employee stock option plans that are currently exercisable or exercisable within 60 days after the date of this prospectus.

(4)

Consists of 384,000 shares of common stock issued to Mr. Stempel pursuant to the Restricted Stock Agreement with Mr. Stempel and 240,000 shares of common stock issuable to Mr. Stempel under the Stock Option Agreement with Mr. Stempel.

(5)

Consists of 165,660 outstanding shares of common stock beneficially owned by Mr. Ovshinsky, 391,294 shares of common stock issuable to Mr. Ovshinsky under a Stock Option Agreement dated as of November 18, 1993, as amended June 27, 2005, between us and Mr. Ovshinsky, and 108,000 shares of common stock issuable upon the exercise of stock options granted to Mr. Ovshinsky pursuant to our employee stock option plans that are currently exercisable or exercisable within 60 days after the date of this prospectus.

(6)	Consists of 153,420 outstanding shares of common stock and 350,027 shares of common stock issuable to Mr. Ovshinsky under the Stock Option Agreement with Mr. Ovshinsky.
(7)

Dr. Ovshinsky died on August 16, 2006. The outstanding shares of common stock shown in the table are held by Dr. Ovshinsky’s estate, of which her husband, Mr. Ovshinsky, is the executor. Under applicable regulations, Mr. Ovshinsky may be deemed to be a beneficial owner of these shares of common stock. These shares are not reflected in Mr. Ovshinsky’s share ownership in this table.

(8)

Consists of 73,110 outstanding shares of common stock beneficially owned by the estate of Dr. Ovshinsky, 130,465 shares of common stock issuable to the estate of Dr. Ovshinsky under a Stock Option Agreement dated as of November 18, 1993, as amended June 27, 2005, between us and Dr. Ovshinsky, and 25,000 shares of common stock issuable to the estate of Dr. Ovshinsky upon the exercise of stock options granted to Dr. Ovshinsky pursuant to our employee stock option plans that are currently exercisable or exercisable within 60 days after the date of this prospectus.

(9)	Consists of 65,601 outstanding shares of common stock and 126,753 shares of common stock issuable to the estate of Dr. Ovshinsky under the Stock Option Agreement with Dr. Ovshinsky.
(10)

Consists of 282,067 outstanding shares of common stock, 400,000 shares of common stock issuable upon the exercise of currently exercisable warrants and 2,667,900 shares of common stock issuable upon the exercise of presently exercisable call options. Clint D. Coghill is the managing member of Coghill Capital Management, L.L.C., which serves as the investment manager of CCM Master Qualified Fund, Ltd. As the managing member of the investment manager, Mr. Coghill may be deemed to have shared voting and investment power over the securities held by such funds. Mr. Coghill and Coghill Capital Management, L.L.C. disclaim beneficial ownership over the securities held by CCM Master Qualified Fund, Ltd. except to the extent of their pecuniary interest therein.